Exhibit 3.1

Amendment to Section 3.2(b) of the Bylaws of
Wilson Bank Holding Company

(b) The Board of Directors shall be divided into three (3) classes, Class I, Class II and Class III, which shall be nearly equal in number as possible. Each director in Class I, Class II and Class III shall be elected to a term of three (3) years and each director shall serve until the election and qualification of his or her successor or until his or her earlier resignation, death or removal from office.

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